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EXHIBIT 99.1

Unaudited Condensed Attributed Financial Information for Hughes Retail Group

On March 1, 2014, EchoStar Corporation (the terms "we," "us," "EchoStar," and "our" refer to EchoStar Corporation and its subsidiaries) issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the "EchoStar Tracking Stock") and Hughes Satellite Systems Corporation ("HSS"), a subsidiary of EchoStar, also issued shares of its newly authorized Hughes Retail Preferred Tracking Stock (the "HSS Tracking Stock" and together with the EchoStar Tracking Stock, the "Tracking Stock") to certain subsidiaries of DISH Network Corporation.

The Tracking Stock is intended to reflect the separate performance of the Hughes Retail Group, which is comprised primarily of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers. The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time. The EchoStar Group is comprised of all existing and future businesses of EchoStar and its subsidiaries, excluding the Hughes Retail Group.

Holders of the Tracking Stock are holders of capital stock of the issuer (EchoStar or HSS) and are subject to risks associated with an investment in the issuer and all of its businesses, assets and liabilities. The issuance of the Tracking Stock does not affect the rights of our creditors or the creditors of our subsidiaries.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group and the EchoStar Group, our tracking stock structure does not affect the ownership or the legal title to our assets or responsibility for our liabilities.

The accompanying condensed attributed financial information as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 are unaudited. The Company's management is solely responsible for this financial information and believes that it has been prepared in conformity with accounting principles generally accepted in the United States.

The following tables present our consolidated assets and liabilities as of December 31, 2014 and 2013 and our consolidated revenue, expenses and cash flows for the years ended December 31, 2014, 2013 and 2012. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Hughes Retail Group as if that business and its assets had been attributed to that group at the beginning of each period. As a result of our Policy Statement adopted as of March 1, 2014, we used different attribution methods for certain items in periods prior to March 1, 2014. Therefore, the attributed financial position, results of operations and cash flows of the Hughes Retail Group and all other operations are not directly comparable to the corresponding attributed financial information for periods after March 1, 2014. The financial information in this Exhibit should be read in conjunction with our consolidated financial statements for the period ended December 31, 2014 included in our Annual Report on Form 10-K.

CONDENSED ATTRIBUTED BALANCE SHEETS
(In thousands)
(Unaudited)

	Attributed As of December 31, 2014				Attributed As of December 31, 2013
	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated
Assets
Current Assets:
Cash, cash equivalents and marketable investment securities	$—	$1,688,156	$—	$1,688,156	$—	$1,620,652	$—	$1,620,652
Trade accounts receivable, net	29,086	134,146	—	163,232	24,466	134,826	—	159,292
Trade accounts receivable—DISH Network, net	—	251,669	—	251,669	—	355,135	—	355,135
Inventory	8,282	56,580	(1,899)	62,963	10,004	56,080	—	66,084
Deferred tax assets	4,982	82,226	—	87,208	4,143	65,490	—	69,633
Prepaid expenses	592	66,572	—	67,164	814	54,586	—	55,400
Inter-group advances	—	27,449	(27,449)	—	—	—	—	—
Other current assets	—	7,699	—	7,699	—	29,930	—	29,930

Total current assets	42,942	2,314,497	(29,348)	2,328,091	39,427	2,316,699	—	2,356,126

Noncurrent Assets:
Restricted cash and marketable investment securities	—	18,945	—	18,945	—	16,137	—	16,137
Property and equipment, net	166,145	3,037,002	(8,354)	3,194,793	151,023	2,395,354	—	2,546,377
Regulatory authorizations, net	—	568,378	—	568,378	—	583,900	—	583,900
Goodwill	260,000	250,630	—	510,630	260,000	244,173	—	504,173
Other intangible assets, net	51,088	144,574	—	195,662	75,280	186,759	—	262,039
Economic interest in Hughes Retail Group	—	93,126	(93,126)	—	—	488,852	(488,852)	—
Other investments	—	159,962	—	159,962	—	169,771	—	169,771
Other receivable—DISH Network	—	90,241	—	90,241	—	89,811	—	89,811
Other noncurrent assets, net	40,997	146,946	(647)	187,296	40,272	133,357	—	173,629

Total noncurrent assets	518,230	4,509,804	(102,127)	4,925,907	526,575	4,308,114	(488,852)	4,345,837

Total assets	$561,172	$6,824,301	$(131,475)	$7,253,998	$566,002	$6,624,813	$(488,852)	$6,701,963

Liabilities and Stockholders' Equity
Current Liabilities:
Trade accounts payable	$12,613	$175,669	$—	$188,282	$—	$201,416	$—	$201,416
Trade accounts payable—DISH Network	—	32,474	—	32,474	—	55,743	—	55,743
Current portion of long-term debt and capital lease obligations	—	41,912	—	41,912	—	69,791	—	69,791
Deferred revenue and prepayments	26,504	45,204	—	71,708	20,999	36,593	—	57,592
Accrued compensation	—	32,117	—	32,117	—	30,940	—	30,940
Accrued royalties	—	27,590	—	27,590	—	24,010	—	24,010
Inter-group advances	27,449	—	(27,449)	—	—	—	—	—
Accrued expenses and other	15,167	108,483	—	123,650	6,108	112,845	—	118,953

Total current liabilities	81,733	463,449	(27,449)	517,733	27,107	531,338	—	558,445

Noncurrent Liabilities:
Long-term debt and capital lease obligations, net of current portion	—	2,325,775	—	2,325,775	—	2,352,597	—	2,352,597
Deferred tax liabilities	9,457	670,067	—	679,524	40,225	447,981	—	488,206
Other noncurrent liabilities	4,351	102,977	—	107,328	9,818	66,666	—	76,484

Total noncurrent liabilities	13,808	3,098,819	—	3,112,627	50,043	2,867,244	—	2,917,287

Total liabilities	95,541	3,562,268	(27,449)	3,630,360	77,150	3,398,582	—	3,475,732

Stockholders' Equity:
Equity/Attributed net assets (liabilities)	465,631	3,171,563	(104,026)	3,533,168	488,852	3,217,370	(488,852)	3,217,370
Noncontrolling interest in HSS Tracking Stock	—	80,457	—	80,457	—	—	—	—
Other noncontrolling interests	—	10,013	—	10,013	—	8,861	—	8,861

Equity/Attributed net assets (liabilities)	465,631	3,262,033	(104,026)	3,623,638	488,852	3,226,231	(488,852)	3,226,231

Total liabilities and equity/attributed net assets (liabilities)	$561,172	$6,824,301	$(131,475)	$7,253,998	$566,002	$6,624,813	$(488,852)	$6,701,963

CONDENSED ATTRIBUTED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Attributed For the Year Ended December 31, 2014				Attributed For the Year Ended December 31, 2013				Attributed For the Year Ended December 31, 2012
	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated
Revenue:
Services and equipment revenue—other	$562,495	$1,173,878	$(265,386)	$1,470,987	$505,989	$844,828	$—	$1,350,817	$499,642	$1,078,298	$—	$1,577,940
Services and equipment revenue—DISH Network	—	1,974,591	—	1,974,591	—	1,931,635	—	1,931,635	—	1,543,764	—	1,543,764

Total revenue	562,495	3,148,469	(265,386)	3,445,578	505,989	2,776,463	—	3,282,452	499,642	2,622,062	—	3,121,704

Costs and Expenses:
Cost of sales (exclusive of depreciation and amortization)	320,127	2,060,922	(253,133)	2,127,916	251,634	1,955,264	—	2,206,898	239,148	1,850,286	—	2,089,434
Selling, general and administrative expenses	143,987	228,023	—	372,010	131,115	227,384	—	358,499	109,735	262,909	—	372,644
Research and development expenses	878	60,008	—	60,886	7,338	60,604	—	67,942	13,230	56,419	—	69,649
Depreciation and amortization	134,952	423,076	(1,352)	556,676	122,259	384,852	—	507,111	107,400	349,926	—	457,326
Impairment of long-lived assets	—	—	—	—	—	38,415	—	38,415	—	32,765	—	32,765

Total costs and expenses	599,944	2,772,029	(254,485)	3,117,488	512,346	2,666,519	—	3,178,865	469,513	2,552,305	—	3,021,818

Operating income (loss)	(37,449)	376,440	(10,901)	328,090	(6,357)	109,944	—	103,587	30,129	69,757	—	99,886

Other Income (Expense):
Interest income	1	9,147	(46)	9,102	—	14,656	—	14,656	—	11,176	—	11,176
Interest expense, net of amounts capitalized	(45)	(171,350)	46	(171,349)	—	(192,554)	—	(192,554)	—	(153,029)	—	(153,029)
Realized gains on marketable investment securities and other investments, net	—	41	—	41	—	38,341	—	38,341	—	177,558	—	177,558
Economic interest in earnings (loss) of Hughes Retail Group	—	(3,549)	3,549	—	—	(3,841)	3,841	—	—	18,204	(18,204)	—
Other, net	—	12,449	—	12,449	—	1,934	—	1,934	—	59,093	—	59,093

Total other income (expense), net	(44)	(153,262)	3,549	(149,757)	—	(141,464)	3,841	(137,623)	—	113,002	(18,204)	94,798

Income (loss) before income taxes	(37,493)	223,178	(7,352)	178,333	(6,357)	(31,520)	3,841	(34,036)	30,129	182,759	(18,204)	194,684
Income tax benefit (provision), net	14,836	(45,620)	—	(30,784)	2,516	34,921	—	37,437	(11,925)	28,254	—	16,329

Net income (loss)	(22,657)	177,558	(7,352)	147,549	(3,841)	3,401	3,841	3,401	18,204	211,013	(18,204)	211,013
Less: Net loss attributable to noncontrolling interests in HSS Tracking Stock	—	(6,714)	—	(6,714)	—	—	—	—	—	—	—	—
Less: Net income (loss) attributable to noncontrolling interests to other noncontrolling interest	—	1,389	—	1,389	—	876	—	876	—	(35)	—	(35)

Net income (loss) attributable to EchoStar	$(22,657)	$182,883	$(7,352)	$152,874	$(3,841)	$2,525	$3,841	$2,525	$18,204	$211,048	$(18,204)	$211,048

 CONDENSED ATTRIBUTED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Attributed For the Year Ended December 31, 2014				Attributed For the Year Ended December 31, 2013				Attributed For the Year Ended December 31, 2012
	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated	Hughes Retail Group	EchoStar Group	Inter-Group Eliminations	EchoStar Consolidated
Cash Flows from Operating Activities:
Net income (loss)	$(22,657)	$177,558	$(7,352)	$147,549	$(3,841)	$3,401	$3,841	$3,401	$18,204	$211,013	$(18,204)	$211,013
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	134,952	423,076	(1,352)	556,676	122,259	384,852	—	507,111	107,400	349,926	—	457,326
Equity in (earnings) losses of unconsolidated affiliates, net	—	(8,198)	—	(8,198)	—	5,024	—	5,024	—	438	—	438
Economic interest in loss (earnings) of Hughes Retail Group	—	3,549	(3,549)	—	—	3,841	(3,841)	—	—	(18,204)	18,204	—
Realized gains on marketable investment securities and other investments, net	—	(41)	—	(41)	—	(38,341)	—	(38,341)	—	(177,558)	—	(177,558)
Impairment of long-lived assets	—	—	—	—	—	38,415	—	38,415	—	32,765	—	32,765
Stock-based compensation	—	14,683	—	14,683	—	18,353	—	18,353	—	14,585	—	14,585
Deferred tax provision (benefit)	(31,607)	63,349	—	31,742	(10,801)	(24,979)	—	(35,780)	(15,264)	14,189	—	(1,075)
Changes in current assets and current liabilities, net	18,996	56,352	1,899	77,247	1,185	(27,308)	—	(26,123)	3,917	(8,570)	—	(4,653)
Changes in noncurrent assets and noncurrent liabilities, net	(687)	(8,265)	647	(8,305)	(20,874)	(20,776)	—	(41,650)	(15,499)	(26,803)	—	(42,302)
Other, net	—	28,778	—	28,778	—	20,097	—	20,097	—	14,610	—	14,610

Net cash flows from operating activities	98,997	750,841	(9,707)	840,131	87,928	362,579	—	450,507	98,758	406,391	—	505,149

Cash Flows from Investing Activities:
Purchases of marketable investment securities	—	(1,523,514)	—	(1,523,514)	—	(1,080,437)	—	(1,080,437)	—	(971,154)	—	(971,154)
Sales and maturities of marketable investment securities	—	1,353,157	—	1,353,157	—	912,030	—	912,030	—	1,248,748	—	1,248,748
Purchases of property and equipment	(125,882)	(563,851)	9,707	(680,026)	(120,734)	(271,139)	—	(391,873)	(89,777)	(423,228)	—	(513,005)
Changes in restricted cash and cash equivalents	—	(2,808)	—	(2,808)	—	12,908	—	12,908	—	(4,759)	—	(4,759)
Capital contribution to DISH Digital	—	(18,569)	—	(18,569)	—	(7,000)	—	(7,000)	—	—	—	—
Acquisition of regulatory authorizations	—	—	—	—	—	(41,748)	—	(41,748)	—	(98,477)	—	(98,477)
Proceeds from asset transfer to DISH Network	—	—	—	—	—	40,398	—	40,398	—	—	—	—
Purchase of strategic investments	—	(35)	—	(35)	—	(428)	—	(428)	—	(2,608)	—	(2,608)
Distribution received from investment in affiliates	—	—	—	—	—	—	—	—	—	7,500	—	7,500
Inter-group advances	—	(27,449)	27,449	—	—	—	—	—		—	—	—
Other, net	—	(15,795)	—	(15,795)	—	(14,139)	—	(14,139)	—	(13,026)	—	(13,026)

Net cash flows from investing activities	(125,882)	(798,864)	37,156	(887,590)	(120,734)	(449,555)	—	(570,289)	(89,777)	(257,004)	—	(346,781)

Cash Flows from Financing Activities:
Net proceeds from Class A common stock options exercised and stock issued under the Employee Stock Purchase Plan	—	28,857	—	28,857	—	71,247	—	71,247	—	15,398	—	15,398
Repayment of long-term debt and capital lease obligations	—	(63,122)	—	(63,122)	—	(68,225)	—	(68,225)	—	(60,022)	—	(60,022)
Net proceeds from issuance of Tracking Stock	—	7,526	—	7,526	—	—	—	—	—	—	—	—
Excess tax benefit from stock option exercises	—	(7,252)	—	(7,252)	—	12,663	—	12,663	—	—	—	—
Inter-group advances	27,449	—	(27,449)	—	—	—	—	—	—	—	—	—
Inter-group equity contributions (distributions), net	(564)	564	—	—	32,806	(32,806)	—	—	(8,981)	8,981	—	—
Other, net	—	(1,105)	—	(1,105)	—	2,641	—	2,641	—	648	—	648

Net cash flows from financing activities	26,885	(34,532)	(27,449)	(35,096)	32,806	(14,480)	—	18,326	(8,981)	(34,995)	—	(43,976)

Effect of exchange rates on cash and cash equivalents	—	(2,511)	—	(2,511)	—	3,961	—	3,961	—	3,187	—	3,187

Net increase (decrease) in cash and cash equivalents	—	(85,066)	—	(85,066)	—	(97,495)	—	(97,495)	—	117,579	—	117,579
Cash and cash equivalents, beginning of period	—	634,119	—	634,119	—	731,614	—	731,614	—	614,035	—	614,035

Cash and cash equivalents, end of period	$—	$549,053	$—	$549,053	$—	$634,119	$—	$634,119	$—	$731,614	$—	$731,614

 NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION
(Unaudited)

Note 1. Business Description

The Hughes Retail Group is generally comprised of our business of providing satellite broadband internet services to residential retail subscribers, including the assets and liabilities primarily associated with the operation of the business; and the business operations, revenue, billings, operating and other direct and indirect support activities to provide services to the business and Hughes retail subscribers. The Hughes Retail Group also includes any proceeds associated with a sale or transfer of the Hughes Retail Group or any assets of the Hughes Retail Group, and any other assets acquired by or for the account of the Hughes Retail Group or otherwise attributed, contributed, allocated or transferred to the Hughes Retail Group from time to time. The EchoStar Group consists of all other operations of EchoStar, including all existing and future businesses other than the Hughes Retail Group. EchoStar has adopted a policy statement (the "Policy Statement") as described in Note 2 below, which sets forth management and allocation policies for purposes of attributing all of the business and operations of EchoStar to either the Hughes Retail Group or the EchoStar Group (each as fully defined in the Policy Statement and collectively, the "Groups").

Note 2. Basis of Presentation

The overall objective of the attributed financial information is to present the amounts reported in EchoStar's consolidated financial statements attributed to the Hughes Retail Group and the EchoStar Group. The Policy Statement contains specific provisions that determine how certain assets, liabilities, revenue and expenses are attributed to the Groups, effective March 1, 2014. The Policy Statement does not explicitly address the attribution of all amounts reported in our consolidated financial statements; accordingly, management applies judgment in attributing certain amounts based on its assessment of the activities of the Groups and the guiding principles set forth in the Policy Statement. In addition, because the Policy Statement was not effective in periods prior to March 1, 2014, it has limited applicability to the attributed financial information for such periods.

Set forth below is an overview of the Policy Statement and additional discussion about how we have attributed amounts in our consolidated financial statements to the Groups.

Policy Statement

In accordance with the Policy Statement, all existing and future retail subscribers, including related customer contracts, are attributed to the Hughes Retail Group. Assets and liabilities that are directly related to the Hughes Retail Group are attributed to the Hughes Retail Group, including certain accounts receivable, inventory, property and equipment, deferred subscriber acquisition costs, intangible assets and tax related assets and liabilities. To the extent practicable, costs and expenses are attributed without markup to the Hughes Retail Group or the EchoStar Group based on specific identification. Common or shared costs, including corporate overhead, are allocated between the Hughes Retail Group and the EchoStar Group using objective methods and criteria that reflect the relative usage of the corresponding functions or services. Where resources are shared by the Groups and determinations based on use alone are not practicable, we use other methods and criteria that we believe are fair and result in a reasonable estimate of the costs associated with operation, utilization, and maintenance of such resources to each Group. Such methods and criteria may include allocations based on revenue, operating costs, square footage, headcount or management estimates. Under the documents governing the Tracking Stock, any change in our management's allocation methodologies requires the consent of the holders of a majority of the outstanding shares of the Tracking Stock, but does not require the consent of our common stockholders.

The Hughes Retail Group utilizes broadband satellite capacity that is operated and maintained by the EchoStar Group. The Policy Statement provides for a monthly charge to the Hughes Retail Group for its utilization of such capacity based on the number of retail subscribers and revenue per month. In addition, the Policy Statement establishes pricing for the Hughes Retail Group purchases of customer rental equipment from the EchoStar Group based on cost plus a fixed margin percentage. Income taxes incurred by EchoStar and its subsidiaries that include operations of the Hughes Retail Group are allocated between the EchoStar Group and the Hughes Retail Group based primarily on the relative amounts of earnings or loss attributable to each Group.

The various attributions, allocations and inter-group charges provided for in the Policy Statement generally do not affect the amounts reported in EchoStar's consolidated financial statements, except for effects on the attribution of equity and net income or loss between the holders of Tracking Stock and EchoStar's common stockholders. The Policy Statement also does not significantly affect the way that the Hughes segment management assesses operating performance and allocates resources. In addition, our chief operating decision maker reviews the Hughes Retail Group financial information only to the extent such information is included in our periodic filings with the SEC. Therefore we do not consider the Hughes Retail Group to be a separate operating segment.

Balance Sheet Attributions

Assets attributed to the Hughes Retail Group based on specific identification consist primarily of trade accounts receivable from retail broadband subscribers, property and equipment (primarily customer rental equipment) used solely in the retail business, and deferred subscriber acquisition costs included in other noncurrent assets. Goodwill and other intangible assets (primarily customer relationships, developed technology and trademarks), which were recognized in connection with our acquisition of Hughes Communications, Inc. in June 2011, were attributed to the Hughes Retail Group based on an analysis of information for the retail business that was available at the acquisition date.

No attribution to the Hughes Retail Group has been made for certain significant assets that it shares with the EchoStar Group, including regulatory authorizations and property and equipment (such as satellites and related terrestrial facilities), because those assets are operated and maintained by the EchoStar Group and it is not practicable to allocate the asset carrying amounts between the Groups. However, the Hughes Retail Group has the right to use such assets and is charged for its use of such assets in accordance with the Policy Statement.

Liabilities attributed to the Hughes Retail Group based on specific identification consist primarily of customer prepayments and deferred revenue related to retail subscribers and deferred tax liabilities related to assets and liabilities that have been attributed to the Hughes Retail Group. Except to a limited extent, it is not practicable to attribute accounts payable and accrued liabilities to the Hughes Retail Group because those amounts arise from centralized processes managed by the EchoStar Group. The Hughes Retail Group generally incurs inter-group payables to all other operations in connection with such centralized processes. As provided in the Policy Statement, none of our long-term debt is attributed to the Hughes Retail Group; however, interest is charged on all inter-group payables.

Revenue and Expense Attributions

The Hughes Retail Group revenue relates to services and equipment provided to retail broadband subscribers and is readily identifiable based on specific identification.

Expenses attributed to the Hughes Retail Group based on specific identification include depreciation of property and equipment and amortization of intangible assets that are attributed to the Hughes Retail Group. Certain other operating expenses, such as compensation of employees that work exclusively in the retail business, are also attributed to the Hughes Retail Group based on specific identification. A substantial portion of the Hughes Retail Group cost of sales is based on the specific inter-group pricing provisions of the Policy Statement, including a monthly charge per retail subscriber and charges for customer rental equipment at cost plus a fixed margin percentage. The Hughes Retail Group operating expenses also reflect allocations of corporate overhead and other expenses incurred by EchoStar.

Cash Flow Attributions

The Hughes Retail Group participates in EchoStar's centralized cash management system and does not maintain separate cash accounts. Under the centralized cash management system, net advances of cash to or from the Hughes Retail Group are reflected in an inter-group receivable or payable account, which bears interest at the same rate earned by EchoStar on its cash and marketable investment securities portfolio. There is no allocation of EchoStar's long-term debt or related interest costs to the Hughes Retail Group.

Cash receipts from retail broadband subscribers and payments of certain expenses attributed to the Hughes Retail Group on a specific identification basis generally are reflected in the attributed statements of cash flows in the period the cash is received or paid. It is not practicable to determine the timing of related cash disbursements under the centralized cash management system for other costs and expenses attributed to the Hughes Retail Group. The accompanying statements of cash flows generally presents cash flows related to such transactions when they are recognized on an accrual basis in an inter-group receivable or payable account. Periodic changes in inter-group receivables or payables generally are indicative of amounts received or paid by the EchoStar Group on behalf of the Hughes Retail Group and are reported in the accompanying attributed statements of cash flows as investing activity for the Group with a net receivable balance or as financing activity for the Group with a net payable balance.

Attributions for Periods Prior to Adoption of the Policy Statement

Except as discussed below, attributions of assets, liabilities, revenue, expenses and cash flows to the Hughes Retail Group in periods prior to the adoption of the Policy Statement effective March 1, 2014 are substantially as described above. However, because the Policy Statement was not effective, the attributed financial information for periods prior to March 1, 2014 do not reflect retrospective application of specific pricing terms in the Policy Statement, such as the monthly charge per subscriber or the cost-plus-fixed-margin pricing for equipment transfers. In lieu of charges based on such specific terms, the attributed financial information for periods prior to March 1, 2014 reflect actual costs incurred for specifically identified items or are based on allocations of actual costs incurred for shared resources. In addition, because no arrangement for interest-bearing inter-group receivables or payables existed prior to March 1, 2014, no such accounts or related interest are reflected in the attributed financial information for periods prior to March 1, 2014. In such periods, EchoStar's equity in the net assets of the Hughes Retail Group is presented as "Equity/Attributed net assets" and periodic changes in such equity are presented as "Inter-group equity contributions (distributions), net" within financing activities in the attributed statements of cash flows. As a result of our use of different attribution methods for certain items in periods prior to March 1, 2014, the attributed financial position, results of operations and cash flows of the Groups are not directly comparable to the corresponding attributed financial information for periods after March 1, 2014. Accordingly, the attributed financial information for periods prior to March 1, 2014 does not purport to present the attributed financial information that would have resulted if the Policy Statement had been adopted in such periods.

Note 3. Property and Equipment

Property and equipment for the Hughes Retail Group consisted of the following:

		As of December 31,
	Depreciable Life (In Years)
		2014	2013
		(In thousands)
Customer rental equipment	2 - 4	$482,934	$361,248
Accumulated depreciation		(316,789)	(210,225)

Property and equipment, net		$166,145	$151,023

Depreciation expense associated with the Hughes Retail Group property and equipment, net of retirements, was $110.8 million, $92.1 million, and $78.2 million for the years ended December 31, 2014, 2013 and 2012.

Note 4. Goodwill and Other Intangible Assets

Goodwill

Goodwill is assigned to reporting units of our operating segments. A portion of the Hughes segment goodwill was attributed to the Hughes Retail Group as if the Hughes Retail Group had been a separate reporting unit at June 8, 2011, the date EchoStar completed the acquisition of Hughes Communications, Inc. Approximately $260.0 million of the $504.2 million Hughes segment goodwill was attributed to the Hughes Retail Group.

Other Intangible Assets

Other intangible assets for the Hughes Retail Group consisted of the following:

	As of December 31,
	2014			2013
	Cost	Accumulated Amortization	Carrying Amount	Cost	Accumulated Amortization	Carrying Amount
	(In thousands)
Customer relationships	$145,100	$(114,657)	$30,443	$145,100	$(95,063)	$50,037
Technology-based	23,500	(14,035)	9,465	23,500	(10,118)	13,382
Trademark portfolio	13,620	(2,440)	11,180	13,620	(1,759)	11,861

Total other intangible assets	$182,220	$(131,132)	$51,088	$182,220	$(106,940)	$75,280

Customer relationships are amortized predominantly in relation to the expected contribution of cash flow to the business over the life of the intangible asset. Other intangible assets are amortized on a straight-line basis over the periods the assets are expected to contribute to our cash flows. For the years ended December 31, 2014, 2013 and 2012, amortization expense was $24.2 million, $30.2 million, and $29.2 million, respectively.

Note 5. Income Taxes

We establish a provision for income taxes currently payable or receivable and for income tax amounts deferred to future periods based upon a separate return allocation method which results in income tax expense that approximates the expense that would result if the Hughes Retail Group was a stand-alone entity. Deferred tax assets and liabilities are recorded for the estimated future tax effects of differences that exist between the financial reporting carrying amount and tax bases of assets and liabilities.

Deferred tax assets are offset by valuation allowances when we determine it is more likely than not that such deferred tax assets will not be realized in the foreseeable future.

In accordance with the Policy Statement, all income tax obligations and benefits that arose prior to March 1, 2014, except for deferred income taxes related to differences between the financial reporting carrying amounts and tax bases of the Hughes Retail Group assets and liabilities, are attributable to the EchoStar Group. Because no arrangements for inter-group settlement of income taxes existed prior to March 1, 2014, no inter-group receivables or payables were recognized for attributed income tax expenses or benefits related to operations for periods prior to March 1, 2014.

We have accounted for income taxes for the Hughes Retail Group in the accompanying attributed financial information in a manner similar to a stand-alone company. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups.

The components of the benefit (provision) for income taxes are as follows:

	For the Years Ended December 31,
	2014	2013	2012
	(In thousands)
Current:
Federal	$(13,788)	$(6,809)	$(22,350)
State	(2,982)	(1,475)	(4,840)

Total current provision	(16,770)	(8,284)	(27,190)

Deferred:
Federal	27,954	9,550	13,498
State	3,652	1,250	1,767

Income tax benefit	31,606	10,800	15,265

Total income tax (provision) benefit, net	$14,836	$2,516	$(11,925)

The actual tax provisions for the years ended December 31, 2014, 2013 and 2012 reconcile to the amounts computed by applying the statutory federal tax rate to income (loss) before income taxes as shown below:

	For the Years Ended December 31,
	2014	2013	2012
Statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal effect	4.6%	4.6%	4.6%

Total effective tax rate	39.6%	39.6%	39.6%

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	For the Years Ended December 31,
	2014	2013
	(In thousands)
Deferred tax assets
Accrued expense	$4,982	$4,143
Deferred revenue	1,208	2,858

Total deferred assets	6,190	7,001

Deferred tax liabilities
Depreciation and amortization	(10,665)	(43,083)

Total deferred tax liabilities	(10,665)	(43,083)

Net deferred tax liabilities	$(4,475)	$(36,082)

Current portion of net deferred tax assets	$4,982	$4,143
Noncurrent portion of net deferred tax liabilities	(9,457)	(40,225)

Total net deferred tax liabilities	$(4,475)	$(36,082)

Note 6. Equity/Attributed Net Assets

The reported amounts of equity/attributed net assets for the Hughes Retail Group and EchoStar Group represent the excess of attributed assets over attributed liabilities for the respective groups. EchoStar Group equity includes the 20.0% retained economic interest of EchoStar common stockholders in the net assets of the Hughes Retail Group.

The Hughes Retail Group equity/attributed net assets consisted of attributed paid-in capital and accumulated earnings as follows:

	As of December 31,
	2014	2013
	(In thousands)
Attributed paid-in capital	$456,122	$456,686
Attributed accumulated earnings (deficit):
Periods prior to March 1, 2014	33,395	32,166
Periods beginning March 1, 2014	(23,886)	—

Total	9,509	32,166

Total equity/attributed net assets	$465,631	$488,852

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  EXHIBIT 99.1
Unaudited Condensed Attributed Financial Information for Hughes Retail Group
CONDENSED ATTRIBUTED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)
NOTES TO CONDENSED ATTRIBUTED FINANCIAL INFORMATION (Unaudited)
  Note 1. Business Description
  Note 2. Basis of Presentation
  Note 3. Property and Equipment
  Note 4. Goodwill and Other Intangible Assets
  Goodwill
  Other Intangible Assets
  Note 5. Income Taxes
  Note 6. Equity/Attributed Net Assets